UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioDelivery Sciences International, Inc.
File No. 001-31361 - CF#31981

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BioDelivery Sciences International, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on January 11, 2012, as modified by the same contract refiled with fewer redactions as Exhibit 10.58 to a Form 10-K filed on March 16, 2015.

Based on representations by BioDelivery Sciences International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 8-K filed January 11, 2012   through January 11, 2018

Exhibit 10.58 to Form 10-K filed March 16, 2015   through January 11, 2018

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary